Liquid Media Group Announces Coba Game for Nintendo Switch and PC

New Action Role-Playing Game Positioned with Media-Franchise Potential

Vancouver, BC – December 7, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (“Liquid” or the “Company”) today announced that Coba: Tale of the Moon (“Coba”), an exciting new action role-playing (RPG) game, is in development for Nintendo Switch and popular PC platforms including Steam, the world’s biggest digital game distributor for PC.

Intellectual property rights to Coba are 100% owned by Liquid subsidiary Majesco Entertainment.

The Company plans to expand Coba into a full media franchise, with potential for an animated series for traditional television and/or streaming platforms, home video, theatrical release(s), merchandise sales and/or augmented reality programming.

“We are excited by the quick and impressive progress of Liquid’s gaming division,” said Joshua Jackson, Chairman of Liquid Media Group. “With its rich mythology, engaging gameplay and strong characters, our industry veterans believe Coba is exactly what global video game enthusiasts are craving. The characters and story also offer incredible potential to effortlessly shift formats across media channels, making it an ideal franchise-building opportunity.”

Since its global release last year, Nintendo has already amassed sales of 22.86-million Nintendo Switch consoles and 111.10 -million Nintendo Switch software units. Action and role-playing games were among the top-selling genres according to Statista, accounting for a combined 33.2% of units sold. For the PC, Steam alone generated approximately $4.3 billion in sales in 2017. The value of the entire 2017 global video game market was $104.57-billion.

Coba: Tale of the Moon

In Coba, players take control of Itzel, a Mayan villager who stumbles into a larger-than-life adventure as she tries to save the world from an eclipsed sun. Steeped in Mayan mythology, Coba is a deeply engaging interactive environment brought to life in lush detail in a classic style. The game will utilize specific Nintendo Switch controls that will have players navigate through puzzles and obstacles throughout gameplay.

Coba is being developed in partnership with Dinosaur Games and will be published by Majesco Entertainment.

Sneak peeks via character reveals, artwork, gameplay footage and live streams will be released as the title nears completion.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies via Powered by StratusCore™ cloud workplace technology into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.